SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Krispy Kreme, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

50101L106
(CUSIP Number)

Joachim Creus
JAB Indulgence B.V.
Piet Heinkade 55
Amsterdam, 1019 GM

The Netherlands
Tel.: +31 202 355 000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Tel.: (212) 735-3000

August 26, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: JAB Indulgence B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
62,142,733 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
62,142,733 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,142,733 shares of Common Stock (1) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 37.2% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of common stock, par value $0.01 per share (the “Common Stock”) (the shares of Common Stock, each a “Share” and, collectively, the “Shares”), of Krispy Kreme, Inc. (the “Company”) that may be deemed to be beneficially owned by JAB Indulgence B.V. (“JAB Indulgence”).

(2) The percentage ownership is based upon 167,112,953 Shares issued and outstanding as of August 10, 2021, as set forth in the Quarterly Report on Form 10-Q (the “Latest Periodic Report”), filed by the Company with the United States Securities and Exchange Commission on August 18, 2021.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: JAB Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
69,881,187 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
69,881,187 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,881,187 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.8% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Holdings B.V. (“JAB Holdings”), including the shares of Common Stock beneficially owned by JAB Indulgence and after giving effect to the transactions described in Item 4. JAB Holdings may be deemed to have beneficial ownership of the shares held by JAB Indulgence since JAB Indulgence is a direct subsidiary of JAB Holdings. Neither the filing of this Statement on Schedule 13D (this “Statement”) nor any of its contents shall be deemed to constitute an admission by JAB Holdings that it is the beneficial owner of any of the Common Stock held by JAB Indulgence for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 167,112,953 Shares issued and outstanding as of August 10, 2021, as set forth in the Latest Periodic Report.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: JAB Investments s.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
69,881,187 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
69,881,187 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,881,187 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.8% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence or JAB Holdings. JAB Investments S.à r.l. (“JAB Investments”) may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary and JAB Holdings is a direct subsidiary of JAB Investments. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by JAB Investments that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 167,112,953 Shares issued and outstanding as of August 10, 2021, as set forth in the Latest Periodic Report.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: JAB Holding Company S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
69,881,187 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
69,881,187 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,881,187 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.8% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence or JAB Holdings. JAB Holding Company S.à r.l. (“JAB Holding Company”) may be deemed to have beneficial ownership of such shares since JAB Indulgence and JAB Holdings are indirect subsidiaries of JAB Holding Company. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by JAB Holding Company that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 167,112,953 Shares issued and outstanding as of August 10, 2021, as set forth in the Latest Periodic Report.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: Joh. A. Benckiser B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
69,881,187 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
69,881,187 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,881,187 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.8% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence or JAB Holdings. Joh. A. Benckiser B.V. (“Joh. A. Benckiser”) may be deemed to have beneficial ownership of such shares since JAB Indulgence and JAB Holdings are indirect subsidiaries of Joh. A. Benckiser. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Joh. A. Benckiser that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 167,112,953 Shares issued and outstanding as of August 10, 2021, as set forth in the Latest Periodic Report.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: Agnaten SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
69,881,187 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
69,881,187 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,881,187 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.8% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence or JAB Holdings. Agnaten SE (“Agnaten”) may be deemed to have beneficial ownership of such shares since JAB Indulgence and JAB Holdings are indirect subsidiaries of Agnaten. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Agnaten that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 167,112,953 Shares issued and outstanding as of August 10, 2021, as set forth in the Latest Periodic Report.

CUSIP No. 50101L106
1.	NAMES OF REPORTING PERSONS: Lucresca SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
69,881,187 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
69,881,187 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,881,187 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.8% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence or JAB Holdings. Lucresca SE (“Lucresca”) may be deemed to have beneficial ownership of such shares since JAB Indulgence and JAB Holdings are indirect subsidiaries of Lucresca. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Lucresca that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2) The percentage ownership is based upon 167,112,953 Shares issued and outstanding as of August 10, 2021, as set forth in the Latest Periodic Report.

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the prior statement on Schedule 13D as filed on July 16, 2021 (as so amended, the “Schedule 13D”), by (i) JAB Indulgence B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“JAB Indulgence”), (ii) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of JAB Indulgence (“JAB Holdings”), (iii) JAB Investments S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Holdings (“JAB Investments”), (iv) JAB Holding Company S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Investments (“JAB Holding Company”), (v) Joh. A. Benckiser B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is a parent company of JAB Holding Company (“Joh. A. Benckiser”), (vi) Agnaten SE, a private company incorporated under the laws of Luxembourg, which is a parent company of Joh. A. Benckiser (“Agnaten”), and (vii) Lucresca SE, a private company incorporated under the laws of Luxembourg, which is a parent company of Joh. A. Benckiser (“Lucresca,” and together with JAB Indulgence, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser and Agnaten, the “Reporting Persons”). Except as set forth herein, all items remain as previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The Share Purchases (see Item 4) were funded using the investment capital of the Reporting Persons. The aggregate amount of funds used for the purchase of Shares in the Share Purchases reported herein was approximately $30.1 million.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Between August 19, 2021 and August 30, 2021, JAB Holdings purchased an aggregate of 1,856,101 shares of common stock, par value $0.01 per share (the “Common Stock”) (the shares of Common Stock, each a “Share” and, collectively, the “Shares”) of Krispy Kreme, Inc., a Delaware corporation (the “Company”) in open market transactions (the “Share Purchases”). The Reporting Persons acquired the Shares reported herein for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) – (b)  JAB Indulgence beneficially owns 62,142,733 Shares, which represents 37.2% of the issued and outstanding Shares as of August 10, 2021, as set forth in the Quarterly Report on Form 10-Q (the “Latest Periodic Report”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on August 18, 2021.

Each other Reporting Person may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of, the 7,738,454 Shares beneficially owned by JAB Holdings after giving effect to the Share Purchases, and, together with JAB Indulgence, to share the power to vote or dispose, or to direct the voting or disposition of, the 62,142,733 Shares beneficially owned by JAB Indulgence. Therefore, for the purpose of Rule 13d-3, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser, Agnaten and Lucresca may be deemed to be the beneficial owners of an aggregate of 69,881,187 Shares, which represents 41.8% of the issued and outstanding Shares as of August 10, 2021, as set forth in the Latest Periodic Report.

As of the date hereof, Olivier Goudet may be deemed to be the beneficial owner of an aggregate of 2,069,590 Shares, 20,902 Shares of which are owned by Mr. Goudet’s spouse, which represents approximately 1.2% of the issued and outstanding Shares as of August 10, 2021, as set forth in the Latest Periodic Report. Mr. Goudet has the sole power to vote or dispose, or direct the voting or disposition of, 2,048,688 Shares. Mr. Goudet disclaims beneficial ownership of the Shares owned by his spouse.

As of the date hereof, Joachim Creus beneficially owns 36,045 Shares, which represents less than 0.1% of the issued and outstanding Shares as of August 10, 2021, as set forth in the Latest Periodic Report.

As of the date hereof, Frank Engelen beneficially owns 16,419 Shares, which represents less than 0.1% of the issued and outstanding Shares as of August 10, 2021, as set forth in the Latest Periodic Report.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto beneficially owns any Shares.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares.

(c) On August 19, 2021, Mr. Goudet purchased 60,000 Shares at a weighted average price of $13.211 per Share. Except as previously disclosed in this Schedule 13D on July 16, 2021 and except for the Share Purchases disclosed in Item 4 herein or as set forth in this Item 5(c), none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, has effected any transactions in the Shares during the past 60 days.

The table below sets forth the transaction in Shares by JAB Holdings in connection with the Share Purchases. The prices reported in the “Weighted Average Price Per Share” column reflect a weighted average price for the Shares purchased on the particular day. Certain Shares were purchased in multiple transactions on one day, each at a price within the range of prices set forth in the “Range of Prices” column. The Reporting Persons undertake to provide to the staff of the Commission, upon request, full information regarding the number of Shares purchased at each separate price.

Date of Transaction	Number of Shares Purchased	Weighted Average Price Per Share	Range of Prices (Inclusive)
8/19/2021	99,047	$13.5423	$13.1800 to $14.1600
8/19/2021	83,192	$14.8700	$14.1900 to $15.1750
8/19/2021	52,509	$15.2295	$15.1800 to $15.2800
8/20/2021	294,748	$15.1855	$14.6400 to $15.6000
8/23/2021	77,988	$15.5989	$15.1100 to $16.1050
8/23/2021	278,692	$16.5177	$16.1150 to $16.9100
8/24/2021	204,966	$16.8385	$16.0900 to $17.0850
8/24/2021	151,714	$17.2370	$17.0900 to $17.3000
8/25/2021	321,471	$16.9340	$16.3800 to $17.3700
8/25/2021	35,209	$17.4540	$17.3800 to $17.5000
8/26/2021	82,130	$16.9254	$16.5300 to $17.0000
8/27/2021	131,562	$16.9781	$16.8400 to $17.0000
8/30/2021	42,873	$16.9279	$16.8400 to $17.0000

 (d) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto or any other person, and no other person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2021

JOH. A. BENCKISER B.V. JAB HOLDINGS B.V.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Managing Director

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Managing Director

JAB INDULGENCE B.V. By: JAB Holdings B.V., its Managing Director

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Managing Director

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Managing Director

JAB HOLDING COMPANY S.À r.l.

By:	/s/ Constantin Thun-Hohenstein
Name:	Constantin Thun-Hohenstein
Title:	Manager

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Manager

JAB INVESTMENTS S.À R.L.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Manager

By:	/s/ Philippe Chenu
Name:	Philippe Chenu
Title:	Manager
AGNATEN SE
LUCRESCA SE

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Authorized Representative